Exhibit 99.1

STAK Announces Results of Extraordinary General Meeting

CHANGZHOU, China, June 13, 2025 /PRNewswire/ – STAK INC. (the “Company” or “STAK”) (Nasdaq: STAK), a fast-growing company specializing in the research, development, manufacturing, and sale of oilfield-specialized production and maintenance equipment, today announced the results of an extraordinary general meeting (the “EGM”) held at its executive office at Building 11, 8th Floor, No. 6 Beitanghe East Road, Tianning District, Changzhou, Jiangsu, People’s Republic of China 213000, at 9:00a.m. on June 5, 2025, Beijing/Hong Kong Time.

At the EGM, shareholders of the Company passed the following resolution:

(i)	that the Company amend and reclassify its authorised share capital with immediate effect by undertaking the following steps:

(a)	37,500,000 of the authorised ordinary shares of par value of US$0.001 each (including all of the existing issued ordinary shares) in the Company are re-designated and re-classified as 37,500,000 class A ordinary shares of par value US$0.001 each (the “Class A Ordinary Shares”), where the rights of the existing ordinary shares shall be the same as the Class A Ordinary Shares; and

(b)	12,500,000 authorised but unissued ordinary shares of par value of US$0.001 each in the Company are cancelled and a new class of shares comprising of 12,500,000 class B ordinary shares of par value US$0.001 each (the “Class B Ordinary Shares”), which are entitled to thirty (30) votes per share, are created, such that the authorised share capital of the Company shall become US$50,000 divided into (a) 37,500,000 class A ordinary shares of a par value of US$0.001 each and (b) 12,500,000 class B ordinary shares of a par value of US$0.001 each (the “Share Capital Reorganisation”);

(ii)	that immediately after the Share Capital Reorganisation takes effect, the authorised share capital of the Company be increased from US$50,000 divided into (a) 37,500,000 class A ordinary shares of a par value of US$0.001 each and (b) 12,500,000 class B ordinary shares of a par value of US$0.001 each to US$100,000 divided into (a) 75,000,000 class A ordinary Shares of a par value of US$0.001 each and (b) 25,000,000 class B ordinary shares of a par value of US$0.001 each, by creation of an additional 37,500,000 class A ordinary shares of a par value of US$0.001 each and an additional 12,500,000 class B ordinary shares of a par value of US$0.001 each (the “Increase of Authorised Share Capital”);

(iii)	that subject to the Share Capital Reorganisation and the Increase of Authorised Share Capital taking effect, the second amended and restated memorandum and articles of association of the Company (the “Second Restated MAA”), be adopted in its entirety and in substitution for and to the exclusion of the existing memorandum and articles of association of the Company with effect from the date the Increase of Authorised Share Capital takes effect; and

(iv)	that subject to the Share Capital Reorganisation, the Increase of Authorised Share Capital and the Second Restated MAA taking effect, the Company

(a)	repurchase 7,700,000 Class A Ordinary Shares held by Lanying Capital Limited (“Lanying”), all of which are fully paid shares, in consideration of and out of the proceeds of the Company’s new issuance of 7,700,000 Class B Ordinary Shares to Lanying; and

(b)	repurchase 1,500,000 Class A Ordinary Shares held by MT. Yang Holding Ltd (“MT Yang”), all of which are fully paid shares, in consideration of and out of the proceeds of the Company’s new issuance of 1,500,000 Class B Ordinary Shares to MT Yang (collectively, the “Share Repurchase and Issue”), such that, as a result of the Share Repurchase and Issue, (i) Lanying would control 82.5% of the votes of the Company and (ii) MT Yang would control 16.1% of the votes of the Company.

The Class A Ordinary Shares will continue trading under the symbol “STAK” and under the new CUSIP Number of G84092116.

About STAK Inc.

STAK Inc. is a fast-growing company specializing in the research, development, manufacturing, and sale of oilfield-specific production and maintenance equipment. The Company designs and manufactures oilfield-specialized production and maintenance equipment, then collaborates with qualified specialized vehicle manufacturing companies to integrate the equipment onto vehicle chassis, producing specialized oilfield vehicles for sale. Additionally, the Company sells oilfield-specialized equipment components, related products, and provides automation solutions. Its vision is to help oilfield services companies reduce costs and increase efficiency by providing the cutting-edge integrated oilfield equipment and automation solutions service. Its mission is to become a powerful provider for the niche markets of specialized oilfield vehicles and equipment in China. For more information, please visit the Company’s website at https://www.stakindustry.com/ir/.

Forward-looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

STAK Inc.

Investor Relations Department

Email: ir@stakindustry.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com